Exhibit 14.3

OMS Energy Technologies Inc.

Executive Compensation Recovery Policy

This policy covers OMS Energy Technologies Inc.’s Covered Officers and explains when OMS Energy Technologies Inc. will be required or authorized, as applicable, to seek recovery of Incentive Compensation awarded or paid to Covered Officers. Please refer to Exhibit A attached hereto (the “Definitions Exhibit”) for the definitions of capitalized terms used throughout this Policy.

1.	Miscalculation of Financial Performance Measure Results. In the event of a Restatement, OMS Energy Technologies Inc. will seek to recover, reasonably promptly, all Recoverable Incentive Compensation from a Covered Officer during the Applicable Period. Such recovery, in the case of a Restatement, will be made without regard to any individual knowledge or responsibility related to the Restatement or the Recoverable Incentive Compensation. Notwithstanding the foregoing, if OMS Energy Technologies Inc. is required to undertake a Restatement, OMS Energy Technologies Inc. will not be required to recover the Recoverable Incentive Compensation if the Compensation Committee determines it Impracticable to do so, after exercising a normal due process review of all the relevant facts and circumstances.

OMS Energy Technologies Inc. will seek to recover all Recoverable Incentive Compensation that was awarded or paid in accordance with the definition of “Recoverable Incentive Compensation” set forth on the Definitions Exhibit. If such Recoverable Incentive Compensation was not awarded or paid on a formulaic basis, OMS Energy Technologies Inc. will seek to recover the amount that the Compensation Committee determines in good faith should be recouped.

2.	Legal and Compliance Violations. Compliance with the law and OMS Energy Technologies Inc.’s Standards of Business Conduct and other corporate policies is a pre-condition to earning Incentive Compensation. If OMS Energy Technologies Inc. in its sole discretion concludes that a Covered Officer (1) committed a significant legal or compliance violation in connection with the Covered Officer’s employment, including a violation of OMS Energy Technologies Inc.’s corporate policies or OMS Energy Technologies Inc.’s Standards of Business Conduct (each, “Misconduct”), or (2) was aware of or willfully blind to Misconduct that occurred in an area over which the Covered Officer had supervisory authority, OMS Energy Technologies Inc. may, at the direction of the Compensation Committee, seek recovery of all or a portion of the Recoverable Incentive Compensation awarded or paid to the Covered Officer for the Applicable Period in which the violation occurred. In addition, OMS Energy Technologies Inc. may, at the direction of the Compensation Committee, conclude that any unpaid or unvested Incentive Compensation has not been earned and must be forfeited.

In the event of Misconduct, OMS Energy Technologies Inc. may seek recovery of Recoverable Incentive Compensation even if the Misconduct did not result in an award or payment greater than would have been awarded or paid absent the Misconduct.

In the event of Misconduct, in determining whether to seek recovery and the amount, if any, by which the payment or award should be reduced, the Compensation Committee may consider—among other things— the seriousness of the Misconduct, whether the Covered Officer was unjustly enriched, whether seeking the recovery would prejudice OMS Energy Technologies Inc.’s interests in any way, including in a proceeding or investigation, and any other factors it deems relevant to the determination.

3.	Other Actions. The Compensation Committee may, subject to applicable law, seek recovery in the manner it chooses, including by seeking reimbursement from the Covered Officer of all or part of the compensation awarded or paid, by electing to withhold unpaid compensation, by set-off, or by rescinding or canceling unvested stock.

In the reasonable exercise of its business judgment under this Policy, the Compensation Committee may in its sole discretion determine whether and to what extent additional action is appropriate to address the circumstances surrounding a Restatement or Misconduct to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

4.	No Indemnification or Reimbursement. Notwithstanding the terms of any other policy, program, agreement or arrangement, in no event will OMS Energy Technologies Inc. or any of its affiliates indemnify or reimburse a Covered Officer for any loss under this Policy and in no event will OMS Energy Technologies Inc. or any of its affiliates pay premiums on any insurance policy that would cover a Covered Officer’s potential obligations with respect to Recoverable Incentive Compensation under this Policy.

5.	Administration of Policy. The Compensation Committee will have full authority to administer this Policy. Actions of the Compensation Committee pursuant to this Policy will be taken by the vote of a majority of its members. The Compensation Committee will, subject to the provisions of this Policy and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and OMS Energy Technologies Inc.’s applicable exchange listing standards, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Compensation Committee will be final, binding and conclusive.

6.	Other Claims and Rights. The remedies under this Policy are in addition to, and not in lieu of, any legal and equitable claims OMS Energy Technologies Inc. or any of its affiliates may have or any actions that may be imposed by law enforcement agencies, regulators, administrative bodies, or other authorities. Further, the exercise by the Compensation Committee of any rights pursuant to this Policy will not impact any other rights that OMS Energy Technologies Inc. or any of its affiliates may have with respect to any Covered Officer subject to this Policy.

7.	Condition to Eligibility for Incentive Compensation. All Incentive Compensation subject to this Policy will not be earned, even if already paid, until the Policy ceases to apply to such Incentive Compensation and any other vesting conditions applicable to such Incentive Compensation are satisfied.

8.	Amendment; Termination. The Board or the Compensation Committee may amend or terminate this Policy at any time.

9.	Effectiveness. Except as otherwise determined in writing by the Compensation Committee, this Policy will apply to any Incentive Compensation that (a) in the case of any Restatement, is Received by Covered Officers prior to, on or following the Effective Date, and (b) in the case of Misconduct, is awarded or paid to a Covered Officer on or after the Effective Date. This Policy will survive and continue notwithstanding any termination of a Covered Officer’s employment with OMS Energy Technologies Inc. and its affiliates.

10.	Successors. This Policy shall be binding and enforceable against all Covered Officers and their successors, beneficiaries, heirs, executors, administrators, or other legal representatives.

11.	Governing Law. To the extent not preempted by U.S. federal law, this Policy will be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws.

EXHIBIT A

DEFINITIONS

“Applicable Period” means (a) in the case of any Restatement, the three completed fiscal years of OMS Energy Technologies Inc. immediately preceding the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of OMS Energy Technologies Inc. authorized to take such action if Board action is not required, concludes (or reasonably should have concluded) that a Restatement is required or (ii) the date a regulator, court or other legally authorized entity directs OMS Energy Technologies Inc. to undertake a Restatement, and (b) in the case of any Misconduct, such period as the Compensation Committee or Board determines to be appropriate in light of the scope and nature of the Misconduct. The “Applicable Period” also includes any transition period (that results from a change in OMS Energy Technologies Inc.’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence.

“Board” means the Board of Directors of OMS Energy Technologies Inc..

“Compensation Committee” means OMS Energy Technologies Inc.’s committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the Board.

“Covered Officer” means (a) in the case of any Restatement, any person who is, or was at any time, during the Applicable Period, an Executive Officer of OMS Energy Technologies Inc., and (b) in the case of any Misconduct, any person who was an Executive Officer at the time of the Misconduct. For the avoidance of doubt, a Covered Officer may include a former Executive Officer that left OMS Energy Technologies Inc., retired, or transitioned to an employee role (including after serving as an Executive Officer in an interim capacity) during the Applicable Period.

“Effective Date” means the date OMS Energy Technologies Inc. is listed on the NYSE American or December 1, 2023, whichever is earlier.

“Executive Officer” means OMS Energy Technologies Inc.’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including an officer of OMS Energy Technologies Inc.’s parent(s) or subsidiaries) who performs similar policy-making functions for OMS Energy Technologies Inc..

“Financial Performance Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing OMS Energy Technologies Inc.’s financial statements (including “non-GAAP” financial measures, such as those appearing in OMS Energy Technologies Inc.’s earnings releases or Management Discussion and Analysis), and any measure that is derived wholly or in part from such measure. Stock price and total shareholder return (and any measures derived wholly or in part therefrom) shall be considered Financial Performance Measures.

“Impracticable.” The Compensation Committee may determine in good faith that recovery of Recoverable Incentive Compensation is “Impracticable” (a) in the case of any Restatement, if: (i) pursuing such recovery would violate home country law of the jurisdiction of incorporation of the Company where that law was adopted prior to October 2, 2023 and OMS Energy Technologies Inc. provides an opinion of counsel to that effect acceptable to OMS Energy Technologies Inc.’s listing exchange; (ii) the direct expense paid to a third party to assist in enforcing this Policy would exceed the Recoverable Incentive Compensation and OMS Energy Technologies Inc. has (A) made a reasonable attempt to recover such amounts and (B) provided documentation of such attempts to recover to OMS Energy Technologies Inc.’s applicable listing exchange; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of OMS Energy Technologies Inc., to fail to meet the requirements of the Internal Revenue Code of 1986, as amended, and (b) in the case of any Misconduct, in its sole discretion, in light of the scope and nature of the Misconduct.

“Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Performance Measure. Incentive Compensation does not include any base salaries (except with respect to any salary increases earned wholly or in part based on the attainment of a Financial Performance Measure performance goal); bonuses paid solely at the discretion of the Compensation Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Performance Measure performance goal; bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period; non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; and equity awards that vest solely based on the passage of time and/or attaining one or more non-Financial Performance Measures. Notwithstanding the foregoing, in the case of any Misconduct, Incentive Compensation will include all forms of cash and equity incentive compensation, including, without limitation, cash bonuses and equity awards that are received or vest solely based on the passage of time and/or attaining one or more non-Financial Performance Measures.

“Received.” Incentive Compensation is deemed “Received” in OMS Energy Technologies Inc.’s fiscal period during which the Financial Performance Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

“Recoverable Incentive Compensation” means (a) in the case of any Restatement, the amount of any Incentive Compensation (calculated on a pre-tax basis) Received by a Covered Officer during the Applicable Period that is in excess of the amount that otherwise would have been Received if the calculation were based on the Restatement, and (b) in the case of any Misconduct, the amount of any Incentive Compensation (calculated on a pre-tax basis) awarded or paid to a Covered Officer during the Applicable Period that the Compensation Committee determines, in its sole discretion, to be appropriate in light of the scope and nature of the Misconduct. For the avoidance of doubt, in the case of any Restatement, Recoverable Incentive Compensation does not include any Incentive Compensation Received by a person (i) before such person began service as a Covered Officer and (ii) who did not serve as a Covered Officer at any time during the performance period for that Incentive Compensation. For the avoidance of doubt, in the case of any Restatement, Recoverable Incentive Compensation may include Incentive Compensation Received by a person while serving as an employee if such person previously served as a Covered Officer and then transitioned to an employee role. For Incentive Compensation based on (or derived from) stock price or total shareholder return where the amount of Recoverable Incentive Compensation is not subject to mathematical recalculation directly from the information in the applicable Restatement, the amount will be determined by the Compensation Committee based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received (in which case, OMS Energy Technologies Inc. will maintain documentation of such determination of that reasonable estimate and provide such documentation to OMS Energy Technologies Inc.’s applicable listing exchange).

“Restatement” means an accounting restatement of any of OMS Energy Technologies Inc.’s financial statements filed with the Securities and Exchange Commission under the Exchange Act, or the Securities Act of 1933, as amended, due to OMS Energy Technologies Inc.’s material noncompliance with any financial reporting requirement under U.S. securities laws, regardless of whether OMS Energy Technologies Inc. or Covered Officer misconduct was the cause for such restatement. “Restatement” includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as “Big R” restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as “little r” restatements).

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